82-268

WESTERN AREAS LIMITED

QUARTERLY RESULTS ENDED 31 MARCH 2002

02042182

Profit from gold up 51%

Gold production increased by 4%

Cash costs improve to US$159/oz

Profit from gold increased by 51%, from R36.0 million to R54.4 million.

Significant contributing factors to this improvement were the increase in the spot gold price and the increase in production.

Gold production increased by 4.2%, from 43 564 ounces to 45 397 ounces.

The attributable profit/(loss) after taxation fell to (R38 million) as a result of the derivative transaction costs and hedging losses of (R127.6 million) and (R21.9 million) respectively.

Cash costs were well contained at R58 882 per kilogram (US$159 per ounce).

Negotiations in relation to the derivitave transaction continue with a view to optimising the benefits to shareholders. As soon as these negotiations are completed, an announcement will be made.

Development at the South Deep project progressed well, with capital expenditure amounting to R91.7 million for the quarter.

RB Kebble
Chief Executive Officer

JF Brownrigg
Managing Director

Johannesburg
9 May 2002

HEDGE BOOK

The following table represents the old hedge book as at 31 March 2002:

	Years to								
Years to 31 December	2002	2003	2004	2005	2006	2007	2008	2009	Total
Fixed forward contract									
Amount hedged (oz 000s)	131	38	42	21	–	–	84	84	400
Average price ($/oz)	260	260	260	260	–	–	280	280	
Fixed forward contract									
Amount hedged (oz 000s)	105	–	–	–	–	–	–	–	105
Average price (R/oz)	1,822	–	–	–	–	–	–	–	
Call options sold									
Amount hedged (oz 000s)	26	40	42	42	42	42	42	42	318
Average price ($/oz)	325	325	325	325	325	325	325	325	
Call options bought									
Amount hedged (oz 000s)	52	76	77	38	–	–	–	–	243
Average price ($/oz)	420	420	420	420	–	–	–	–	
Gold lease rate swaps									
Amount hedged	–	–	–	214	–	157	–	126	497
Forward exchange contracts									
Amount $(mil)	77.5	25							
Exchange rate (€/$)	0,9573	0,9596							

The following table represents the new hedge book as at 31 March 2002:

Years to December	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
Put options bought														
Amount hedged (oz 000s)	111	204	210	215	205	206	214	209	214	200	206	205	98	2,497
Average price ($/oz)	318	278	268	278	288	288	288	293	303	313	313	323	333	
Call options sold														
Amount hedged (oz 000s)	74	136	162	166	157	158	165	161	165	154	158	158	76	1,890
Average price ($/oz)	319	279	269	279	289	289	289	294	304	314	314	324	334	
Call options sold														
Amount hedged (oz 000s)	30	54	65	66	63	63	66	64	66	62	63	63	30	755
Average price ($/oz)	279	289	304	319	334	349	364	379	394	409	424	439	454	
Call options bought														
Amount hedged (oz 000s)	40	73	87	89	85	85	89	87	89	83	86	85	41	1,019
Average price ($/oz)	269	279	289	299	309	324	334	349	359	374	399	414	429	

CONSOLIDATED CASH FLOW STATEMENT

US$ Million				R Million		
Quarter ended 31.03.02 *Unaudited*	Quarter ended 31.12.01 *Unaudited*	Year ended 31.12.01 *Reviewed*		**Quarter ended 31.03.02 *Unaudited***	Quarter ended 31.12.01 *Unaudited*	Year ended 31.12.01 *Reviewed*
			Cash flow from operating activities			
1.6	3.5	8.9	Cash from operations	**18.6**	35.0	77.2
–	(0.1)	(0.1)	Interest paid	–	(0.6)	(0.6)
–	(2.5)	(9.7)	Taxation paid	–	(25.2)	(83.6)
1.6	0.9	(0.9)	Net cash generated by/(utilised in) operating activities	**18.6**	9.2	(7.0)
			Investing activities			
(8.0)	(14.4)	(45.9)	Capital expenditure on the South Deep project	**(91.7)**	(145.1)	(396.3)
–	(11.5)	(13.5)	Investment in listed shares	–	(116.3)	(116.3)
–	–	0.2	Proceeds on sale of assets	–	–	1.7
(0.5)	(1.7)	(9.5)	Increase in loan to JCI	**(6.3)**	(16.8)	(82.2)
–	14.8	19.6	Decrease in advances	–	149.3	169.1
–	0.2	0.3	Increase in long-term advances	–	2.4	2.4
0.4	–	1.2	Interest received	**4.4**	–	10.0
(8.1)	(12.6)	(47.6)	Net cash utilised in investing activities	**(93.6)**	(126.5)	(411.6)
			Financing activities			
–	(5.0)	–	Decrease in short-term loans	–	(50.3)	–
–	104.2	104.2	Income from derivative transaction	–	1,238.4	1,238.4
(4.7)	–	–	Exchange loss	**(54.6)**	–	–
(4.7)	99.2	104.2	Net cash (utilised in)/generated by financing activities	**(54.6)**	1,188.1	1,238.4
(11.2)	87.5	55.7	**Net cash (utilised)/generated**	**(129.6)**	1,070.8	819.8
92.2	3.7	37.6	Opening balance of cash and cash equivalents	**1,104.1**	33.3	284.3
5.2	1.0	(1.1)	Translation adjustment			
86.2	92.2	92.2	**Closing balance of cash and cash equivalents**	**974.5**	1,104.1	1,104.1

STATEMENT OF CHANGE IN SHAREHOLDERS' EQUITY

	Number of ordinary shares issued and paid Millions	Share capital Rm	Share premium Rm	Retained earnings Rm	Total Rm
Group and Company					
Balance at 31 December 2001	105.4	105.4	2,387.2	44.1	2,536.7
Attributable profit for the quarter	–	–	–	(38.0)	(38.0)
Balance at 31 March 2002	105.4	105.4	2,387.2	6.1	2,498.7

CONSOLIDATED BALANCE SHEET

US$ Million Quarter ended 31.03.02 *Unaudited*	US$ Million Year ended 31.12.01 *Reviewed*		Note	R Million Quarter ended 31.03.02 *Unaudited*	R Million Year ended 31.12.01 *Reviewed*
383.2	363.7	**Non-current assets**		**4,333.9**	4,353.0
237.5	217.9	Mining assets		**2,685.8**	2,608.4
130.0	130.9	Deferred premium costs		**1,470.3**	1,566.8
11.8	11.2	Listed investments		**133.5**	133.5
3.9	3.7	Other long-term assets		**44.3**	44.3
135.9	135.7	**Current assets**		**1,535.8**	1,624.1
2.0	0.9	Inventories		**22.3**	10.3
4.5	3.8	Receivables		**50.5**	45.7
43.2	38.8	Loan to JCI Gold Limited	1	**488.5**	464.0
86.2	92.2	Cash and short-term funds		**974.5**	1,104.1
519.1	499.4	**Total assets**		**5,869.7**	5,977.1
222.6	213.5	**Equity**		**2,517.9**	2,555.3
220.9	211.9	Shareholders' equity		**2,498.7**	2,536.7
1.7	1.6	Outside shareholders' interests		**19.2**	18.6
288.2	278.3	**Non-current liabilities**		**3,259.1**	3,331.2
31.8	34.2	Deferred taxation		**360.1**	408.9
111.8	110.7	Deferred premium income		**1,264.0**	1,324.8
144.6	133.4	Long-term liabilities		**1,635.0**	1,597.5
8.3	7.6	**Current liabilities**		**92.7**	90.6
519.1	499.4	**Total equity and liabilities**		**5,869.7**	5,977.1

Note:

1. The loan to JCI Gold Limited, repayable on 30 June 2002, is secured by a pledge of marketable securities and carries interest at prime overdraft rate plus 1.5%

PRODUCTION RESULTS

METRIC Quarter ended 31.03.02	METRIC Quarter ended 31.12.01	METRIC Year ended 31.12.01		IMPERIAL Quarter ended 31.03.02	IMPERIAL Quarter ended 31.12.01	IMPERIAL Year ended 31.12.01
			Ore milled, tonnes/tons (000)			
146	127	469	Western Areas section	**160**	140	518
52	53	206	South Deep section	**57**	58	226
–	–	3	Surface material	**–**	–	3
198	180	678	Total ore milled	**217**	198	747
			Yield, grams per tonne/ton			
6.70	7.07	7.74	Western Areas section	**0.195**	0.206	0.226
8.40	8.74	8.20	South Deep section	**0.247**	0.254	0.239
–	–	2.08	Surface material	**–**	–	0.068
7.14	7.53	7.85	Average grade recovered	**0.209**	0.220	0.228
			Gold production, kilograms/ounces			
974	897	3,631	Western Areas section	**31,299**	28,839	116,727
439	458	1,685	South Deep section	**14,098**	14,725	54,171
–	–	7	Surface material	**–**	–	212
1,413	1,355	5,323	Total gold production	**45,397**	43,564	171,110
(75)	135	(17)	Work-in-progress	**(2,411)**	4,340	(531)
1,338	1,490	5,306	Total gold declared	**42,986**	47,904	170,579

CONSOLIDATED INCOME STATEMENT

US$ Million Quarter ended 31.03.02 *Unaudited*	US$ Million Quarter ended 31.12.01 *Unaudited*	US$ Million Year ended 31.12.01 *Reviewed*		Note	R Million Quarter ended 31.03.02 *Unaudited*	R Million Quarter ended 31.12.01 *Unaudited*	R Million Year ended 31.12.01 *Reviewed*
12.7	14.1	47.9	**Revenue from gold at spot**		**145.9**	142.3	414.2
(7.9)	(10.5)	(40.0)	**Costs and other expenses**		**(91.5)**	(106.3)	(345.6)
(7.2)	(8.3)	(33.8)	Production costs		**(83.2)**	(83.7)	(292.0)
(0.7)	(2.2)	(6.2)	Non-cash items		**(8.3)**	(22.6)	(53.6)
4.8	3.6	7.9	**Profit from gold**		**54.4**	36.0	68.6
2.6	4.4	13.7	Plus		**29.6**	45.1	118.3
0.6	2.5	3.4	Sundry revenue		**7.0**	25.4	29.3
2.0	1.9	10.3	Net interest received		**22.6**	19.7	89.0
(0.9)	(1.8)	(6.6)	Less		**(10.8)**	(18.1)	(56.0)
(1.0)	(1.6)	(5.8)	Administration costs and amortisation of corporate assets		**(11.8)**	(16.3)	(49.9)
0.1	–	(0.2)	Exploration and new business		**1.0**	–	(1.3)
–	(0.2)	(0.6)	Prestea mine closure costs		**–**	(1.8)	(4.8)
6.5	6.2	15.0	**Operating profit before derivative transactions**		**73.2**	63.0	130.9
(13.0)	(5.1)	(3.8)	Less		**(149.5)**	(52.0)	(32.8)
(6.1)	(2.6)	(2.1)	Net amortised premiums on put and call options	1	**(69.9)**	(26.1)	(18.2)
(5.0)	(3.2)	(3.3)	Exchange losses	1	**(57.7)**	(32.5)	(28.4)
(1.9)	0.7	1.6	Hedging (loss)/profit	1	**(21.9)**	6.6	13.8
(6.5)	1.1	11.2	**(Loss)/profit before non-recurring costs**		**(76.3)**	11.0	98.1
(0.2)	(3.7)	(4.5)	Non-recurring costs		**(2.4)**	(37.8)	(38.5)
(6.7)	(2.6)	6.7	**(Loss)/profit before taxation**		**(78.7)**	(26.8)	59.6
3.5	2.2	(5.2)	Taxation		**41.3**	23.2	(45.0)
(0.7)	(0.4)	(1.0)	Normal taxation		**(7.5)**	(3.5)	(8.9)
4.2	2.6	(4.2)	Deferred taxation		**48.8**	26.7	(36.1)
–	(0.2)	(0.3)	Attributable to outside shareholders		**(0.6)**	(2.3)	(2.3)
(3.2)	(0.6)	1.2	**Attributable (loss)/profit after taxation**		**(38.0)**	(5.9)	12.3
(3)	–	3	Headline (loss)/earnings per share – cents		**(34)**	(15)	24
(3)	–	1	(Loss)/earnings per share – cents		**(36)**	(5)	12
105.4	105.4	105.4	Number of shares in issue (million)		**105.4**	105.4	105.4

Note:

1. The derivative structures in place are based upon options bought and sold and fixed forward contracts. Premium income and expenses are amortised to the income statement over the period of the structures. Exchange gains/losses on the premium liability and cash balances are reflected in the income statement.

COST AND REVENUE PER UNIT OF PRODUCTION

Quarter ended 31.03.02 R	Quarter ended 31.12.01 R	Year ended 31.12.01 R		Quarter ended 31.03.02 US$	Quarter ended 31.12.01 US$	Year ended 31.12.01 US$
	METRIC				**IMPERIAL**	
			Per tonne/ton milled			
420	465	432	Production costs	**33**	42	45
42	126	79	Other expenses and non-cash costs	**3**	11	8
462	591	511	Total costs	**36**	53	53
			Per kilogram/ounce produced			
58,882	61,771	55,145	Production costs	**159**	173	199
5,874	16,679	10,139	Other expenses and non-cash costs	**15**	47	36
64,756	78,450	65,284	Total costs	**174**	220	235
			Gold price received (spot)			
737	791	612	Per tonne milled	**59**	71	64
109,043	95,503	78,195	Per kilogram/ounce declared	**295**	294	281
64	96	95	**Capital commitment at end of period (R million)/($ million)**	**6**	8	8
			Conversion rates used: US$ 1 = Rands			
11,4909	10,1000	8,6425	Average rate for period	**11.4909**	10.1000	8.6425
11,3100	11,9700	11,9700	Rate at period ended	**11.3100**	11.9700	11.9700

SOUTH DEEP SHAFT SINKING

	Main Shaft		Vent Shaft	
	Quarter ended 31.03.02	Quarter ended 31.12.01	Quarter ended 31.03.02	Quarter ended 31.12.01
Sinking (metres)	4	0	0	0
Metres per calender day	0.04	0.00	0.00	0.00
Distance below collar (metres)	2,967	2,948	2,759.5	2,759.5
Days on development	84 days – 110A lev and loading box	92 days – 110A lev devel.	90 days – 94 lev devel.	92 days – 94,100 lev devel.
Cubic metres broken in dev. (Plan)	5,120	6,725	9,993	5,883
Cubic metres broken in dev. (Actual)	4,965	7,350	2,925	3,130
Metres/Calendar day sink (excl. dev days)	0.67	0.00	0.00	0.00

SUMMARISED DEVELOPMENT RESULTS

Quarter Ending	Total Development (m)	Primary Reef Development (m)	Primary Reef Sampled (m)	Channel Width (m)	Channel Value (g/t)	Channel (cm-g/t)
31.03.2002	1,277	3.5	0.0	0	0.0	0
31.12.2001	1,808	11.4	21.0	331	11.8	3,906
Year to 31.03.2002	1,277	3.5	0.0	0	0.0	0

DEVELOPMENT

	Metric			Imperial		
	Quarter ended		Year to date	Quarter ended		Year to date
	31.03.2002	31.12.2001	31.03.2002	31.03.2002	31.12.2001	31.03.2002
Advance on reef and country rock	(metres)	(metres)	(metres)	(feet)	(feet)	(feet)
Total metres	**1,277**	**1,808**	**1,277**	**4,191**	**5,933**	**4,191**

WESTERN AREAS LIMITED

Registration Number 1959/003209/06 • Incorporated in the Republic of South Africa • Share code: WAR • ISIN ZAE000016549
PO Box 61719, Marshalltown 2107 • Telephone: +27 (11) 688-5000 • Fax: +27 (11) 834-9195
Office of South African Transfer Secretaries • Computershare Services Limited • PO Box 1053, Johannesburg, 2001
Office of UK Transfer Secretaries • Capita IRG Plc • Balfour House, 390/398 High Road, Ilford, Essex, LG1 1NQ